SPECIAL INVITATION

Follow our conference call:
4th Quarter of 2013 Earnings Results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) is pleased to invite you to participate in our conference calls about the 4th quarter of 2013 earnings results.
The live webcast will be available at www.itau.com/ir

Save the date: February 05, 2014
Access Code: Itau Unibanco

Portuguese:	English:
• 07:30 AM (EST) • 10:30 AM (Brasília time) (55-11) 2104-8901 (55-11) 4688-6361	• 09:00 AM (EST) • 12:00 PM (Brasília time) Toll-free from the US: (1-866) 262-4553 In Brazil: (55-11) 4688-6361 Other countries: (1-412) 317-6029
Presentation:

Roberto Egydio Setubal
CEO (Chief Executive Officer)

Alfredo Egydio Setubal
Executive Vice President and IRO

Caio Ibrahim David
CFO (Chief Financial Officer)

Rogério Calderón
Corporate Controller & Head of Investor Relations

The live webcast will be available at www.itau-unibanco.com/ir. The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until February 11, 2014, dial (55 11) 4688-6312. Access codes: 2007896# (call in Portuguese) and 1576884# (call in English). The slide presentation will be available for viewing and downloading in the morning of the teleconference day. If you have any questions, please contact Ms. Doris Pompeu at globalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.